Exhibit 4.2

Description of First Seacoast Bancorp’s Securities Registered Under

Section 12 of the Securities Exchange Act of 1934

Common Stock, $0.01 Par Value Per Share

General.  First Seacoast Bancorp is authorized to issue 90,000,000 shares of common stock having a par value of $0.01 per share. Each share of First Seacoast Bancorp’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of due consideration for shares of common stock, such shares are duly authorized, fully paid and nonassessable.

Distributions. First Seacoast Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of First Seacoast Bancorp are entitled to receive and share equally in such dividends as may be declared by the board of directors of First Seacoast Bancorp out of funds legally available therefor. Dividends from First Seacoast Bancorp depend, in large part, upon receipt of dividends from First Seacoast Bank. Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by First Seacoast Bancorp and First Seacoast Bank, respectively.

Voting Rights. The holders of common stock of First Seacoast Bancorp possess exclusive voting rights in First Seacoast Bancorp. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If First Seacoast Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of First Seacoast Bank, First Seacoast Bancorp, as the holder of all of First Seacoast Bank’s outstanding capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of First Seacoast Bank, including all deposit accounts and accrued interest thereon, all assets of First Seacoast Bank available for distribution. In the event of liquidation, dissolution or winding up of First Seacoast Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Seacoast Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Rights to Buy Additional Shares; Redemption. Holders of the common stock of First Seacoast Bancorp are not entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if First Seacoast Bancorp issues more shares in the future. The common stock is not subject to redemption.

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